/ 1 Code of Business Conduct Acting responsibly and with integrity May 1st, 2023

/ 2 Table Of Contents Message from our President and CEO .............................................................................................................................. 4 About this Code of Business Conduct............................................................................................................................... 5 Who is subject to this Code of Business Conduct ............................................................................................ 6 How to use this Code of Business Conduct ............................................................................................................ 7 Non-exhaustive guidelines ..................................................................................................................................................... 8 Client Code of Conduct ............................................................................................................................................................. 8 An evolving document ................................................................................................................................................................ 8 Our trusted way of working .......................................................................................................................................................... 9 Act responsibly and with integrity.................................................................................................................................... 11 Ask for advice ..................................................................................................................................................................................... 13 Report all violations or concerns ..................................................................................................................................... 14 No retaliation ...................................................................................................................................................................................... 15 Non-compliance ............................................................................................................................................................................ 15 Exceptions and waivers ............................................................................................................................................................ 15 Complying with the law ................................................................................................................................................................. 16 Legal compliance ...........................................................................................................................................................................17 International laws .......................................................................................................................................................................... 18 Our workplace ......................................................................................................................................................................................... 19 Respect, inclusiveness and fairness ........................................................................................................................... 20 Health and safety .......................................................................................................................................................................... 23 Drugs, alcohol and impairment ...................................................................................................................................... 25 Privacy ......................................................................................................................................................................................................26 Environment ....................................................................................................................................................................................... 27 Our reputation .......................................................................................................................................................................................28 Conflicts of interest......................................................................................................................................................................29

/ 3 Outside activities and employment ...........................................................................................................................34 Gifts and other benefits ......................................................................................................................................................... 36 Anti-corruption and anti-bribery .................................................................................................................................. 39 Fair competition and anti-trust ........................................................................................................................................ 41 Money laundering, criminal activities, and economic sanctions ...................................................43 Representing Alithya ..................................................................................................................................................................43 Our assets ................................................................................................................................................................................................. 46 Protecting Alithya’s and our client’s assets.......................................................................................................... 47 Dealing on behalf of Alithya ............................................................................................................................................... 49 Intellectual property .................................................................................................................................................................. 50 Responsible use of data and new technologies ............................................................................................ 52 Cybersecurity ....................................................................................................................................................................................53 Confidentiality ................................................................................................................................................................................. 55 Insider trading ................................................................................................................................................................................. 59 Corporate disclosure .................................................................................................................................................................62 Document management, and books and records .................................................................................... 64 Above and beyond .......................................................................................................................................................................... 66 Community engagement..................................................................................................................................................... 67 Political activities .......................................................................................................................................................................... 68 Lobbying ................................................................................................................................................................................................ 69 Policies ... 70 How to reach out ........................................................................................................................................................................... 72 Acknowledgment and attestations form .................................................................................................................... 74

/ 4 Message from our President and CEO At Alithya, our mission is to advise, guide and support our clients in their pursuit of innovation, excellence and the achievement of their business objectives through the optimal use of technologies. We will achieve this by leveraging our reputation as a trusted advisor in consulting and digital technology services, by employing skilled people who demonstrate integrity and deliver extraordinary performance, and by developing long-standing partnerships. Critical to maintaining and enhancing our reputation as a trusted advisor is our commitment to six core values which drive how we work together and conduct our business: trust, respect, well-being, passion, integrity and creativity. These principles underpin our behaviours and guide us to act responsibly and with integrity in everything that we do. Reflecting our core values, this Code of Business Conduct sets the behaviours that we expect of all Alithya employees and subcontractors, who form an integral part of acting as trusted advisors to our clients. We also want to provide support to anyone who is faced with a situation which may affect their time at work, or the reputation of our company. As such, we expect everyone to foster an ethical, respectful and collaborative work environment. Our core values have guided our decisions and actions so far. Together, let’s continue to make a positive difference in support to our long-term success. Paul Raymond

/ 5 About this Code of Business Conduct

/ 6 In this document, the expressions “Alithya”, “the/this company”, “we”, “us”, “our” or “ours” refer to Alithya Group inc. and any and all of its subsidiaries worldwide. Alithya employees, directors and subcontractors are sometimes referred to as “you”. Who is subject to this Code of Business Conduct This Code of Business Conduct applies to you if you are: / A member of the board of directors; / An officer / An employee; or / A subcontractor. This Code of Business Conduct has no borders: it applies at all times and in all contexts, worldwide. Even after your employment, mandate or contract with Alithya ends, you must remain committed to preserving the integrity of Alithya’s information, assets and resources.

/ 7 How to use this Code of Business Conduct This Code of Business Conduct sets out the foundations for the way you should conduct yourself in your day-to-day life at Alithya. You must read this Code of Business Conduct in its entirety to better understand Alithya’s expectations and standards regarding ethics and business practices. This document is meant to be used as a general guidance and it cannot anticipate every type of situation that you may encounter. Whenever you are about to make a decision, you should ask yourself the following questions: If the answer to any of these questions is “no”, “maybe not” or “I don’t know”, do not proceed without asking us for advice (see the “Ask for Advice” section of this Code of Business Conduct). The same goes if you have any concern or doubt regarding the application of this Code of Business Conduct. Is it Legal? Does it comply with our values, our policies and the Code of Business Conduct? Would I be comfortable if this situation was reported to my manager or the Company’s leadership, or if it was made public? Would I be able to justify my actions?

/ 8 Non-exhaustive guidelines While this Code of Business Conduct applies in all circumstances, it is not meant to replace any of Alithya’s policies. It is important that you read and understand each policy individually, which may be amended by Alithya from time to time. Alithya’s policies are accessible on the company’s intranet (see the “Policies” section at the end of this Code of Business Conduct). In addition, this Code of Business Conduct does not replace other provisions and obligations otherwise applicable under individual contracts, local laws or regulations. Client Code of Conduct If you are working at a client site, there may be a client code of conduct or other client policies and procedures which you must adhere to, in addition to this Alithya Code of Conduct and Alithya’s policies. Make sure you carefully review and understand all of them. If one is more restrictive than the other, always obey the more restrictive one. An evolving document Alithya’s business standards and practices are constantly evolving. So does this Code of Business Conduct. It is periodically reviewed by the Corporate Governance and Nominating Committee and changes are approved by the board of directors on recommendation by the Corporate Governance and Nominating Committee. You are expected to be familiar with the current version of this Code of Business Conduct. The latest version can be found on Alithya’s intranet and in the Governance section of Alithya’s website.

/ 9 Our trusted way of working

/ 10 Alithya’s blueprint is based on six core values: Trust We do everything in our power to build long-term trusted relationships with our clients, employees and stakeholders. Respect We are committed to treating all our stakeholders with respect. This also includes our communities and the environment in which we work and live. Passion We believe that to succeed, our employees have to be passionate about what they do. Strong motivation and quality projects make work enjoyable, leading to success on an individual and group basis. Well-being We are committed to using organizational practices that promote healthy work environments and communities. Integrity Alithya is Ancient Greek for truth, and that is reflected in our relationships, our engagements, and our commitment. We believe integrity, transparency, and straightforward communications are paramount. Creativity Our approach is evolving all the time. We constantly pursue excellence and work to innovate and improve every part of our business to better meet our clients’ needs.

/ 11 Act responsibly and with integrity Everyone has a role to play. Alithya’s six core values guide Alithya’s actions and the way we operate in the workplace and with others. These values provide the framework to ensure we maintain and enhance Alithya’s reputation as a trusted advisor. Act Responsibly and With Integrity is all about dealing professionally with issues as they arise, ensuring we make the right choices and bringing integrity in all aspects of Alithya’s business. Our trusted way of working Whether you are a director, an officer, an employee, a director or a subcontractor, you are expected to: / Read, understand and comply with Alithya’s policies and this Code of Business Conduct; / Comply with all applicable laws, rules and regulations; / Not allow any personal interest to compromise Alithya’s or your own integrity; / Strive to create a diverse, safe and supportive work environment; / Treat others with respect and dignity; / Seek advice and guidance when in doubt (see “Ask for Advice” section of this Code of Business Conduct); / Report promptly and in good faith, any actual or potential violation of this Code of Business Conduct or any other Alithya policy that you may become aware of, including any illegal or unethical behaviour (see the “Reporting all Violations or Concerns” section of this Code of Business Conduct); / Cooperate in internal investigations; and / Support others in doing the right thing and in making the right choices.

/ 12 If you manage and lead others, you are also expected to act as a role-model. You are responsible for creating and maintaining an environment that encourages compliance with this Code of Business Conduct within your team. Managers must accommodate ethical considerations in business planning and decision-making, empowering employees to make responsible decisions, and creating a safe environment to speak up when ethical challenges arise. This means that you are expected to: / Lead by example by demonstrating your commitment to Alithya’s policies and this Code of Business Conduct. Show what it means to act with integrity in your everyday decisions and actions. Take responsibility and be accountable for your conduct and that of your team. / Help your peers understand their responsibilities under Alithya’s policies and this Code of Business Conduct; / Create an environment where everyone feels they can voice their opinions or concerns. This means listening, supporting and responding to anyone who has questions or wishes to report an actual or potential violation of this Code of Business Conduct; / Monitor compliance of the people you manage. / Enforce Alithya’s standards and rules of conduct consistently and fairly; and / Report and follow up with management whenever appropriate.

/ 13 Ask for advice While you are responsible for putting Alithya’s rules and business practices to work, you are never alone. This Code of Business Conduct provides useful guidelines to help you make the right decisions. But grey areas will always exist. When you find yourself in a difficult or ambiguous situation, you should always seek the necessary advice before taking action. If you have any doubt about a situation or if you wish to obtain further guidance on Alithya’s expectations, policies and/or this Code of Business Conduct, you should promptly consult the person who best understands your work: your manager. You can also contact Alithya’s Human Capital Department or the other departments or individuals specifically referred to in a given section of this Code of Business Conduct using the contact information provided for in the “How to Reach Out” section at the end of this Code of Business Conduct. Speak up You will never be penalized for seeking guidance on this Code of Business Conduct, or any of Alithya’s policies. Alithya encourages a culture of openness and dialogue where you can raise any concern you may have. If you have questions or concerns, raise them.

/ 14 Report all violations or concerns It is everyone’s duty to protect the reputation, people and assets of Alithya by promptly reporting any violation or potential violation to this Code of Business Conduct to their manager or Alithya’s Human Capital Department or Legal Department. See the “How to Reach Out” section at the end of this Code of Business Conduct and Alithya’s Whistleblower Policy. Potential violations include any activity by a director, an officer, an employee or a subcontractor that may constitute: / A violation of laws, rules or regulations, or of this Code of Conduct or an Alithya policy; / Theft or fraud; / An accounting irregularity; / A conflict of interest; / A risk to health and safety; / Workplace violence. Speak up If something does not feel right, speak up. Your reports, complaints and discussions will remain confidential unless disclosure is authorized by you, required by law or necessary to conduct a review or investigation. Alithya will investigate every potential violation of this Code of Business Conduct with care and discretion. Your cooperation may also be requested as part of the investigation, in which case you will be expected to cooperate.

/ 15 No retaliation Anyone who comes forward with concerns plays an essential role in helping us address problems early. You will never be penalized for reporting in good faith a potential violation of this Code of Business Conduct. In fact, it is Alithya’s promise that we will not tolerate retaliation against any person for reporting in good faith any misconduct, or for filing a complaint, testifying, assisting, or participating in any internal or external investigation, proceeding or hearing. If you believe you have experienced retaliation, you must report this just as any other violation of this Code of Business Conduct would be reported. Non-compliance Compliance with this Code of Business Conduct is mandatory. Failing to comply with this Code of Business Conduct can lead to serious consequences for Alithya, your peers and yourself. If you contravene the rules contained in this Code of Business Conduct, you expose yourself to administrative and disciplinary measures, which can include termination of employment, mandate or contract. Some violations may also result in civil or criminal legal proceedings. Exceptions and waivers Any exception or waiver for directors or executive officers (as defined in securities law) may be made only by the Board of Directors of Alithya Group inc., upon recommendation from the Corporate Governance and Nominating Committee. Any exception or waiver of the provisions of this Code of Business Conduct for Alithya’s employees and subcontractors may be made only by the Chief Legal Officer and Corporate Secretary.

/ 16 Complying with the law

/ 17 Legal compliance Obeying the law, both in letter and in spirit, is the foundation of this Code. Our success depends upon everyone operating within legal guidelines and cooperating with local, national and international authorities. It is therefore essential that you understand the legal and regulatory requirements applicable to your business unit and area of responsibility. We will disseminate this Code and as we deem necessary hold training sessions to ensure that all directors, officers, employees and subcontractors comply with the relevant laws, rules and regulations associated with their engagement, including laws prohibiting insider trading (which are discussed in further detail below). While we do not expect you to memorize every detail of these laws, rules and regulations, we want you to be able to determine when to seek advice from others. If you do have a question in the area of legal compliance, it is important that you not hesitate to seek answers from your manager or the Legal Department. Disregard of the law will not be tolerated. Violation of domestic or foreign laws, rules and regulations may subject an individual, as well as Alithya, to civil and/or criminal penalties. You should be aware that conduct and records, including emails, are subject to internal and external audits, and to discovery by third parties in the event of a government investigation or civil litigation. It is in everyone’s best interests to know and comply with our legal and ethical obligations.

/ 18 International laws Our directors, officers, employees and subcontractors are expected to comply with applicable laws in all countries to which they travel relating on Alithya’s behalf and where we otherwise do business, including laws prohibiting bribery, corruption or the conduct of business with specified individuals, companies or countries. The fact that in some countries certain laws are not enforced or that violation of those laws is not subject to public criticism will not be accepted as an excuse for non-compliance. If you have a question as to whether an activity is restricted or prohibited, seek assistance from the Legal Department before taking any action. Our trusted way of working You are expected to: / Comply with all applicable laws, rules and regulations; and / Seek advice from your manager or the Legal Department if you have any question or doubt in the area of compliance with the law before taking any action.

/ 19 Our workplace

/ 20 Respect, inclusiveness and fairness Alithya is committed to embracing inclusion and to providing a non- discriminatory and harassment-free work environment. The responsibility for maintaining a fair, professional, open and safe workplace free from violence, discrimination or harassment belongs to everyone at Alithya. Diversity and inclusion are two essential pillars of the way we work. Violence, discrimination and harassment will not be tolerated at Alithya. Harassment in the workplace can take many forms, from very obvious to more subtle. Harassment means behaviour or communications, whether written or oral, which a reasonable person would consider to cause humiliation or affect the dignity of a person and, in the context of employment, results in an intimidating, hostile or offensive environment. Alithya is an equal opportunity employer in hiring and promoting practices, wages and benefits. We will not tolerate discrimination against any person in employment-related decisions and business dealings based on a person’s race, colour, sex, gender identity or expression, pregnancy, sexual orientation, civil status, age (except as provided by law), religion, political convictions, language, ethnic or national origin, social condition, a disability or any other status protected by law.

/ 21 Our trusted way of working Remember that you are expected to: / Interact with your peers in a professional and respectful manner; / Read, understand and comply with Alithya’s Prevention of Harassment in the Workplace Policy; / Not take part in and be on the lookout to prevent violence, discrimination or harassment in Alithya’s workplace or a client’s workplace; and / Report any such incident to your manager. Speak up If you believe you have been subjected to violence, harassment, or discrimination of any kind (or witness such behaviour), you should report the incident to your manager or to Alithya’s Human Capital Department. Alithya will investigate and respond to every complaint to resolve them promptly and fairly. You may also report through Alithya’s Whistleblower Policy.

/ 22 / Situation Your manager regularly comments about how attractive your co-worker is. Your co-worker does not seem to mind. What should you do? / What to do This behaviour is out of place. We encourage you to tell your manager to stop. If you are uncomfortable or if your manager does not stop, you must promptly report the issue to the Human Capital Department or report through Alithya’s Whistleblower Policy.

/ 23 Health and safety Alithya cares about the health and safety of its directors, officers, employees and subcontractors. Each of us shares a responsibility to promote a healthy, safe and secure working environment, whether at an Alithya workplace or a client workplace. Our trusted way of working You are expected to: / Follow all applicable laws and regulations, and Alithya’s policies and procedures on health, safety and security at work and, where applicable, Alithya’s clients’ policies and procedures; / Take every reasonable precaution to maintain a safe working environment; and / Report any potential safety hazard or any health or safety concern regarding our working environment or a client’s working environment. Speak up If you have concerns about health and safety speak to your manager or to Alithya’s Human Capital Department.

/ 24 / Situation You work on a client’s premises, and you notice what you believe is a potential safety hazard. Your work has already been delayed and you have an important deadline to meet by the end of the day. Reporting this relatively minor hazard would probably cause additional delays. Should you prioritize your work for the client? / What to do No. However important and urgent your work is, you should always report safety issues immediately.

/ 25 Drugs, alcohol and impairment This section should be read together with Alithya’s policy named: Fit for Duty: Drugs, Prescription Drugs and/or Alcohol Use at Work Policy. Use of drugs or prescribed or over-the-counter medications may affect your ability to perform your duties. You must be fit to carry out your duty when you report for work and remain fit while working. Use of drugs (including cannabis and its derivatives) Alithya is committed to a zero-tolerance policy regarding the possession, consumption, distribution or sale of drugs in the workplace and on the client’s premises. At all times when working, you must be fit to carry out your duties and must remain fit for the entire duration of your service. Intoxication or impairment due to the use of drugs will not be tolerated during work, on the clients’ premises and/or during activities outside the workplace where you are representing the company. Consuming alcohol Being under the influence of alcohol or consuming alcohol in the workplace or on clients’ premises is not permitted, except in certain circumstances approved by management, such as company or client sponsored social events. When so approved, alcohol consumption must be done responsibly to avoid misconduct. Always remember, when working at clients’ premises, you represent Alithya and must comply with the policies of the clients in addition to Alithya’s. Therefore, if a client has a zero-tolerance policy for alcohol, you must comply with such policy when working on its premises.

/ 26 Privacy For a number of employment, tax and other legal reasons, Alithya collects certain information about you. We respect your privacy and have developed practices to ensure the protection of your personal data. Personal data means any factual or subjective information about an identifiable individual (such as age, gender, province or State of residence, preferences, opinions), that can directly identify an individual (for example an individual’s name), or that could identify an individual once the information is combined (for example the elements of a physical description). Examples of such are your date of birth, your social insurance number, your banking information, and your performance evaluations. We use and share your personal data strictly for the reasons it was collected. In fact, accessing, using, or sharing your personal data is only permitted on a “need-to-know” basis and we apply this principle rigorously. If we need to access, use, or share your personal data for other purposes, we will inform you and we will not share your personal data without your consent, unless we are legally permitted to do so. Furthermore, we will only retain your personal data for as long as it is necessary and will destroy it once it is no longer required. For further details in this regard, please refer to Alithya’s Employee Privacy Policy. Alithya considers personal data as “confidential information”. If, as part of your duties, you have access to personal data, it must be treated as confidential information. Please refer to the “Confidentiality” section of this Code of Business Conduct.

/ 27 Environment By the nature of Alithya’s operations, we have a relatively limited impact on the environment. However, this should not stop us from adopting smart and responsible practices. We strive to minimize Alithya’s environmental footprint. Our trusted way of working You are expected to: / Comply with applicable environmental laws and regulations; / Conserve resources and reduce use of energy resources where practical; / Reduce or eliminate waste and recycle or reuse materials when possible; and / Promptly report to your manager any spill or discharge of hazardous substances.

/ 28 Our reputation

/ 29 Conflicts of interest Integrity is the cornerstone of Alithya’s reputation. You must never allow your personal interests to compromise Alithya’s or your own integrity and reputation. In other words, you must avoid placing yourself in a situation where there is a conflict between Alithya’s interests and your own (or those of someone close to you). If a potential or actual conflict of interest should arise, you must report it promptly to your manager or to Alithya’s Human Capital Department. A conflict of interest can mean many different things. Generally, it is any situation in which your personal interests or those of someone with whom you have a family relationship (for example, a child, a sibling, parent or spouse), a proximity relationship (for example, a friend or a co-tenant) and/or a business relationship (for example, a business partner), can interfere with your professional judgment, your objectivity, your independence and your loyalty to the interests of Alithya. It is also any situation in which Alithya’s interests may conflict with those of a legal person related to you (for example, a company of which you are a director, officer or relatively important shareholder). In addition, even it if is not intentional, the appearance of a conflict of interest may be just as damaging to Alithya’s reputation.

/ 30 Will I personally gain from my action / inaction? Will someone close to me benefit from my action / inaction? Would I be uncomfortable or embarassed if this situation were reported to my manager or the Company's leadership, or made public? You can generally identify a potential conflict of interest by asking yourself the following questions: If the answer to any of these questions is “yes” or “maybe”, then a conflict of interest probably exists. If you have doubts, ask for advice before proceeding (see the “Ask for Advice” section of this Code of Business Conduct).

/ 31 Here are a few examples of situations that may create conflicts of interest: / You work for Alithya and, at the same time, for one of Alithya’s suppliers or clients. / You have (or a member of your family or a friend has) a financial interest in a company over which you have a direct or indirect influence in your role at Alithya (for example, you are invited to participate in the decision to mandate a company as Alithya’s supplier or to bid for a new client). / You recruit or supervise a family member, or intervene to have a family member hired by Alithya, a client or a supplier. / You use non-public information for your personal advantage (or for the personal advantage of a family member or friend). / You have a personal relationship with a representative of a client or supplier. Our trusted way of working You are expected to: / Take all requisite measures to avoid any conflict of interest or any appearance of a conflict of interest; / Promptly report to your manager or to Alithya’s Human Capital Department any situation of conflict of interest that arises, whether it is real, potential or apparent; / Be fair and impartial in all dealings with clients, suppliers and business partners; / Be truthful and accurate in statements made to prospective clients and suppliers and, in bids for government projects, strictly comply with the rules of any public procurement process; and / Disclose to your manager or to Alithya’s Human Capital Department any personal relationship between yourself and someone in a direct or

/ 32 indirect hierarchical relationship with you, including if this relationship develops after the beginning of your employment or service at Alithya. During your employment or mandate, you must not: / Participate in business discussions or decisions if this is susceptible of placing you in a situation of conflict of interest. / Take advantage of any corporate opportunity that becomes available to you because of your position at Alithya without Alithya’s prior approval. / Compete with Alithya. / Place yourself in situations that could create personal obligations that other individuals could exploit to obtain preferential treatment from Alithya. / Participate in any employment or contract decision involving a person with whom you have a personal relationship. Speak up If you believe you or someone else may be in a potential conflict of interest, discuss the situation with your manager to ensure appropriate measures are taken to manage any concerns which may arise.

/ 33 / Situation Your brother acts from time to time as a subcontractor at Alithya. Your manager is aware of this fact and measures have been put in place to ensure that your brother does not report to you when performing his mandates. Recently your brother decided to continue acting as a subcontractor for Alithya but through a corporation to be formed, and asked you to invest and become a shareholder in his business, offering you 50% of the shares. Should you discuss with your manager before accepting to invest in your brother’s business? / What to do You should disclose ahead of time and discuss this opportunity with your manager. This way, both of you will be able to implement measures, as possible and applicable, to make sure that you continue to have no direct or indirect influence over your brother’s company, as a subcontractor, in your position at Alithya. Your manager and you will also be able to discuss if and how this investment could conflict with the performance of your duties at Alithya or Alithya’s interests.

/ 34 Outside activities and employment Although they are, by definition, external to Alithya, outside activities such as having a secondary employment, operating a business, sitting on a board (including on the board of a not-for-profit organization), or even participating in an event, can have a major impact on Alithya’s reputation. At times, your activities can be incompatible with Alithya’s interests. Our trusted way of working You are expected to: / Always act in Alithya’s best interest. / Consider the consequences of your actions before acting. / Prioritize your duties for Alithya during working hours. / Always be professional when you take part in outside activities as part of your responsibilities. / Obtain an authorization from your manager before accepting a job or a position outside of Alithya that could conflict with the performance of your duties or Alithya’s interests. You must not: / Participate in outside activities that could create a conflict of interest or prejudice Alithya’s interests, reputation or image. / Involve Alithya’s name or image in your outside activities, unless you are authorized to do so in advance. / Participate in outside activities that could interfere with the performance of your duties.

/ 35 / Situation You open your own restaurant with a friend. At first, you only help out with accounting and, on busy weekends, with service. However, your restaurant becomes quite successful, and some weeknights are now quite busy. Your friend needs your help for a few hours every day. What should you do? / What to do You must discuss this situation with your manager as there is no simple answer. You are generally allowed to have a job outside of Alithya, as long as it is approved by your manager and it does not affect your ability to perform your duties at Alithya. This depends on a variety of factors.

/ 36 Gifts and other benefits Offering or accepting gifts or other benefits may put Alithya and yourself in uncomfortable situations and, in some situations, may violate the law. Using your best judgment is key, but you are allowed to accept a gift or other types of benefit if it meets all of the following nine criteria: / It is infrequent; / It is worth less than Cdn$150 (or the equivalent) and is objectively reasonable in the circumstances; / It does not include cash, gift cards or discount coupons, regardless of their value; / It is offered in a neutral context, without explicit or implicit expectations from the offeror; / It is offered openly rather than secretly; / It is not the result of your solicitation; / It does not affect or appear to affect your ability to remain objective and independent; / It would not be embarrassing for you or Alithya if made public; and / It does not create or appear to create a situation of conflict of interest (see the “Conflict of Interest” section of this Code of Business Conduct). Our trusted way of working You are expected to: / Obtain approval from your manager before offering any gift or other benefit for business purposes; / Decline any gift, entertainment service, discount or any other benefit that does not meet all of the nine criteria above;

/ 37 / Return and report to your manager any inappropriate gift received or accepted by mistake; and / Not solicit or accept gifts or other benefits that are offered because of your position at Alithya. Of course, offering or receiving any gift or advantage in the nature of a bribe is strictly prohibited (see the “Anti-corruption & anti-bribery” section of this Code of Business Conduct). Speak up If you have doubts on whether a gift or other benefit may be accepted, you are encouraged to ask for advice before acting (see the “Ask for Advice” section of this Code of Business Conduct). / Situation You receive a “thank you note” and a $20 gift card from a client who is particularly satisfied with your work. Can you accept this gift? / What to do Accepting a gift card is the equivalent of accepting cash, which is prohibited. You must return the gift card to Alithya’s client and report this event to your manager. ------------------------------------------------------------------------------------------------

/ 38 / Situation You receive an invitation from a supplier to attend a professional tennis tournament. You do not readily know the value of the ticket. Can you accept? / What to do Obtain more information about the invitation, and the current business relationship with the supplier, and discuss the criteria with your manager before determining whether you can accept. ------------------------------------------------------------------------------------------------ / Situation You and your manager are invited with your partners to an outfitter to fish by a representative of a client, food and alcohol included. Can you accept this invitation? / What to do No. The value of such invitation would exceed $150, which is prohibited. You and your manager must refuse such invitation, and it must be reported to your manager’s manager. ------------------------------------------------------------------------------------------------

/ 39 / Situation You receive a food and wine basket from a client just before a Holiday. You look on-line for the value of the basket, and it is publicized at $95. Can you accept this gift? / What to do Yes, assuming the other criteria are met, including the fact that you must not have solicited such gift. Anti-corruption and anti-bribery Alithya is subject to the anti-corruption and anti-bribery laws of Canada, the United States and other jurisdictions where we operate. Alithya believes in fair, free and open markets, and has no tolerance for corruption. Offering or receiving bribes (including making any “facilitation payments”) is strictly prohibited. Bribery refers to the act of directly or indirectly offering anything of value to a third party to obtain or preserve business, or for any other corrupt purpose that is to the benefit of Alithya or yourself. Facilitation Payments refer to payments that increase the speed at which a government official performs their function (or facilitate or alter the outcome).

/ 40 Our trusted way of working You are expected to: / Obtain approval from the Legal Department before making any payment to, or providing any gift or benefit to, a government official or hiring a former public official or a relative of a current public official; and / Ensure amounts are properly reported and documented to record all payments made to a third party in Alithya’s books and records and avoid “handshake” deals. You must not: / Offer, promise or authorize the giving of a bribe; / Solicit or accept a bribe; / Make facilitation payments (including through an intermediary) to a government official; and / Behave in a way that could lead others to believe that you could accept or offer a bribe. Speak up It is never acceptable to make improper payments to obtain or preserve business. If you witness corrupt behaviour, you must promptly report it to your manager or to Alithya’s Chief Legal Officer and Corporate Secretary.

/ 41 Fair competition and anti-trust Alithya is committed to engaging in fair, competitive practices that comply with competition and anti-trust legislation in Canada, the United States and other jurisdictions where Alithya does business. These laws are designed to preserve and promote fair competition in the industry and violations may lead to severe consequences, including fines and imprisonment. Understanding the requirements of anti-trust and unfair competition laws of the various jurisdictions where we do business can be difficult, and you are urged to seek assistance from your manager or the Legal Department whenever you have a question relating to these laws. We strive to outperform our competition fairly and honestly. Advantages over our competitors are to be obtained through superior performance of our products and services, not through unethical or illegal business practices. You are expected to deal fairly with our clients, suppliers and anyone else with whom you have contact in the course of performing your job. You may not take unfair advantage of anyone through misuse of confidential information, misrepresentation of material facts or any other unfair dealing practice. Our trusted way of working Except as permitted in applicable legislation and as expressly approved by your manager on a case-by-case basis, you may not: / Discuss or exchange competitively sensible information such as past, present or future prices, pricing policies, costs, profits, discounts or terms and conditions of service, or market prices or trends, with a competitor; / Make arrangements with a competitor to fix prices, agree not to deal with or solicit each other’s clients or employees, divide clients or territories, limit output or agree to boycott a third party’s products or services; / Share confidential information with a competitor;

/ 42 / Exchange bid information or discuss requests for proposals with a competitor; / Threaten a competitor of retaliation; and / Use language that may suggest anti-competitive practices. Speak up Report to your manager or to Alithya’s Chief Legal Officer and Corporate Secretary any situation that creates or appears to create a situation of unfair competition practices. / Situation You learn that your manager has obtained proprietary information about a competitor, which provides Alithya with an advantage in a bidding process. What should you do? / What to do You must report the matter to Alithya’s Chief Legal Offer and Corporate Secretary.

/ 43 Money laundering, criminal activities, and economic sanctions We must take all requisite measures to avoid being involved in money laundering or other criminal activities, as these may have a major impact on Alithya’s reputation (even if we have nothing to do with them). We also must take measures to ensure that Alithya complies with any applicable economic sanctions and anti-terrorism legislation which prohibits dealing with certain countries or persons. This means that you must apply the appropriate level of diligence before entering into a relationship with a new client or other third parties. Representing Alithya This section should be read together with Alithya’s Disclosure Policy, IS-IT Acceptable Use Policy, and Social Media Policy and Guidelines. Whether in the course of your duties or during your own time, you are the face and voice of Alithya. You must therefore act with Alithya’s best interests at heart. Alithya’s reputation depends on your behaviour. Our trusted way of working As a general rule, your behaviour should always be guided by the following principles: / Use Alithya’s letterhead or e-mails for authorized purposes only (see the “Cybersecurity” section of this Code of Business Conduct); / Ensure that there is no ambiguity between your personal opinions and those of Alithya; and

/ 44 / Do not identify yourself as a representative or spokesperson of Alithya unless you are expressly authorized to do so (see the “Corporate Disclosure” section of this Code of Business Conduct). When using social media platforms and tools, whether for business purposes or personal purposes, you are expected to: / Obtain authorization from the Communications Department before posting or commenting anything on Alithya’s behalf; / Obtain authorization from the Communications Department before using other companies’ brands, logos or symbols; / Be honest and respectful when expressing ideas and opinions. Never insult others; / Post appropriate content only; and / Keep in mind that everything you post on the Internet is not secret or anonymous and is most likely permanent. Speak up Never engage in public discussions that could be perceived as expressing Alithya’s views unless you are expressly authorized to do so.

/ 45 / Situation You own a blog on new technologies and wish to publish an article on Alithya’s business. Can you do it? / What to do Only if you follow a few rules. First, you must obtain the prior permission from your manager. Second, you must not disclose any confidential or non-public information. Third, you must include a disclaimer that the views are your own and not those of Alithya. Fourth, the content of your article must be true, accurate and respectful.

/ 46 Our assets

/ 47 Protecting Alithya’s and our client’s assets It is everyone’s responsibility to protect and make proper use of Alithya’s assets. Alithya’s assets include your professional time, as well as documents, books, records, equipment, supplies, buildings, information technology, and intellectual property. See also the “Outside Activities & Employment”, “Intellectual Property”, “Cybersecurity” and “Confidentiality” sections of this Code of Business Conduct. The nature of your duties may mean that you are often required to work on Alithya’s clients’ premises and/or to use their assets and resources. You must always treat Alithya’s clients’ property with the same respect and degree of care as you would treat Alithya’s own. The trust of Alithya’s clients depends on it. Our trusted way of working You are expected to: / Devote your work time to carrying out your duties; / Use Alithya’s assets with care, only for the purposes for which they are intended; / Ask for advice from your manager if you are unsure about how Alithya’s assets should be used; / Protect Alithya’s assets from damage, loss, vandalism, theft and unauthorized use and disposal; / Protect Alithya’s assets from being used for improper, illegal or illicit purposes; / Keep Alithya’s physical assets on Alithya’s premises unless you are authorized to do otherwise to perform your duties;

/ 48 / Apply the same rules to protect Alithya’s clients’ assets as if they were Alithya’s assets; / Comply with Alithya’s clients’ practices and procedures related to the use of their resources, systems, services and infrastructures; and / Return all company documents or other assets to Alithya when you stop working for us or earlier if requested by Alithya. Speak up Report to your manager any real or suspected threat to or any unauthorized use of Alithya’s assets or our clients’ assets. / Situation For specific portions of a project, a client instructed you to use a software that is very similar to one that we frequently use at Alithya. You notice a slight difference when it comes to password-protecting files, but you hesitate to ask Alithya’s client for guidance because, after all, you are the expert. Should you simply keep going? / What to do No. Whenever you are unsure about how to use Alithya’s clients’ assets, you must promptly contact your manager, who will either be able to guide you or ask the right people for further instructions, when appropriate.

/ 49 Dealing on behalf of Alithya In the course of your duties, you may need to accomplish a variety of actions on behalf of Alithya, such as negotiating and entering into contracts, committing Alithya funds and approving various transactions. Our trusted way of working You are expected to: / Ensure that you have proper authorization before dealing on behalf of Alithya or making any commitment on behalf of Alithya (whether orally or in writing, including by e-mail); / Understand the scope of each authorization and the scope of the commitment you are making; and / Ensure that all contracts and documents are executed/signed adequately and in accordance with your level of authorization. Speak up If you have doubts on whether you have the proper authorization for the commitment being made on Alithya’s behalf, ask your manager or Alithya’s Legal Department for advice before acting or signing any contract or document.

/ 50 / Situation You are in the process of renewing a contract with a client. You have been authorized to negotiate the price, but not the duration of the contract. Alithya’s standard is a one-year term, but the client is ready to offer a higher price for a six-month agreement. Considering the potential benefits for Alithya, can you accept this offer? / What to do No. You must never make contractual commitments that exceed your delegation of authority, even if it seems to be a “good deal” for the company. Intellectual property Alithya has many intellectual property assets and rights, which can include ideas, copyrights, patents, trademarks, logos, computer programs, source code, creative materials, inventions, data and know-how. All intellectual property that is created by employees in the course of employment and by subcontractors in the course of their mandate is owned by Alithya. Alithya’s use of licenced intellectual property is subject to the requirements of such licenses. Our trusted way of working You are expected to: / Use Alithya’s intellectual property rights with care, for the purposes for which they are intended; / Protect Alithya’s intellectual property from unauthorized use or disclosure;

/ 51 / Discuss with your manager to obtain proper authorization before copying, altering or distributing Alithya’s intellectual property or incorporating it in the intellectual property of others; / Make sure that you have all required permissions and licenses and that you do not infringe on any third party’s intellectual property rights; / Discuss with your manager to obtain proper authorization (and ensure Alithya adheres to any restrictions) before incorporating open source software to make sure that you are not impairing Alithya’s intellectual property rights; / Protect Alithya’s intellectual property by putting copyright notices on all materials intended for public circulation; / Disclose to your manager any method, idea, design, system, improvement or invention that you discover or develop; and / Apply the same rules to protect our clients’ intellectual property as if it were Alithya’s intellectual property. / Situation You identify an open-source software you have never used before that would easily solve a client issue on a big project you are working on, with the deadline fast approaching. You look quickly at the terms of use and it looks like boilerplate you have seen before. Can you proceed to use the software? / What to do No. Use of open-source software requires careful analysis before proceeding, and can involve navigating complex legal issues and business terms. We also need to ensure that this software does not introduce security risks. You must discuss this with your manager before proceeding, who will either be able to guide you or ask the right people for further instructions, when appropriate.

/ 52 Responsible use of data and new technologies We use data and new technologies responsibly and ethically, including when we deploy artificial intelligence. When we use artificial intelligence, we apply a governance framework to ensure that decisions and actions taken by those systems are honest and fair and consistent with our core values, this Code of Business Conduct, and any applicable law.

/ 53 Cybersecurity This section should be read together with Alithya’s IS–IT Acceptable Use Policy and Teleworking Policy, if applicable. Information technology is central to the conduct of Alithya’s business. We all have a role to play in the prevention of disruptions and misuses of Alithya’s information technology resources. See also the “Protecting Our Assets and Our Client’s Assets”, “Intellectual Property” and “Confidentiality” sections of this Code of Business Conduct. Our trusted way of working You are expected to: / Read, understand and comply with Alithya’s IS-IT Acceptable Use Policy and Teleworking Policy; / Lock Alithya’s electronic resources (for example, computers, tablets and phones) when unattended; / Store confidential information in appropriate, secure locations; / Be aware of and report cybersecurity threats (for example, “phishing” attempts); / Promptly report to Alithya’s Helpdesk or the Chief Information Security Officer any failure in the integrity of Alithya’s information technology systems, including as a result of succumbing to (or receiving) phishing attempts; / Complete all required cybersecurity trainings; / Comply with Alithya’s policies, standards, processes and procedures related to information security and privacy; and / Comply with our clients’ practices and procedures relating to the use of their systems, service and infrastructure.

/ 54 You must not: / Share your usernames and passwords with anyone, including your colleagues or manager; / Use Alithya’s electronic resources improperly; / Copy, save, store or record confidential information on any unsecured server or device that cannot be remotely wiped (such as a USB key); / Access or store inappropriate information on Alithya’s electronic resources; and / Leave Alithya’s electronic resources at a client’s or other third party’s premises, unless authorized to do so by your manager. Remember that while you may be allowed to make limited personal use of Alithya’s electronic resources on your own time and always in accordance with Alithya’s IS-IT Acceptable Use Policy, it should never incur costs to Alithya, interfere with your work, or threaten the security, integrity or availability of Alithya’s systems and networks. Electronic resources made available to you remain Alithya’s property. In using Alithya's resources you consent to all information being monitored, inspected, checked, collected, or deleted without prior notice and no expectation of privacy is provided by Alithya. Speak up If you misplace your electronic resources or they are compromised in any way, contact Alithya’s Helpdesk immediately.

/ 55 Confidentiality We receive and store a vast number of documents and communications on a daily basis. During the course of your duties at Alithya, you will most probably have access to personal data and confidential information which may be owned by Alithya or third parties, including clients. Inappropriate use or disclosure of personal data and confidential information can lead to serious commercial and legal consequences. Confidential information is all non-public, confidential or proprietary information relating to the respective businesses and operations of Alithya, or any personal data of Alithya's directors, officers, employees, subcontractors, or clients, regardless of the form of disclosure and whether or not identified as confidential. Confidential information includes: / Personal data on directors, officers, employees, subcontractors, suppliers, clients and business partners; / Account numbers; / Client and supplier information, including list of customers and suppliers; / Information relating to the Company’s business policies, processes and templates, strategies, operations, finances, plans or opportunities / Sensitive commercial or financial information; / Intellectual property; and / Legal matters. It is everyone’s responsibility to preserve the confidentiality of confidential information. You are personally responsible for what you do with your access codes and for any access you grant to your colleagues.

/ 56 Our trusted way of working You are expected to: / Read, understand and comply with Alithya’s Employee Privacy Policy, Information Classification Policy, the related policies, processes, standards, procedures and guidelines, as well as any Privacy or Security notices, and our clients’ instructions on the processing of their personal data and confidential information, where applicable; / Participate in Alithya’s awareness and training activities concerning the protection of privacy and security, including webinars and information sessions; / Use confidential information only as intended; / Obtain specific authorization from your manager or Alithya’s Legal Department before sharing or using any confidential information, and when so authorized, on a “need-to-know” basis only; / Make sure that confidentiality agreements are in place when needed; / Inquire if specific confidentiality obligations apply with respect to a specific project, client or supplier; / Obtain all required consents before processing confidential information; / Protect confidential information from theft or unauthorized access, use or disclosure, including when using mobile devices or external networks; / Label confidential information assets and documents as “Confidential”; / Promptly report to your manager or Alithya’s Privacy Officer any event that threatens confidential information; and / Return any confidential information you may have in your possession at the end of your employment or contract with Alithya.

/ 57 You must not: / Access confidential information unless it is necessary to carry out your duties; / Leave confidential information unsecured or in plain view; / Discuss confidential information with your colleagues in public places; / Discuss confidential information with your colleagues that do not need to have access to the confidential information to carry out their duties; / Discuss or share confidential information with anyone outside of Alithya (including family and friends), unless you are specifically authorized to do so; / Use confidential information for your personal gain; and / Use a third party’s confidential information without its express authorization. Speak up Protecting confidential information is one of Alithya’s highest priorities. If you have doubts on whether certain information is confidential or already publicly known and/or with who you can share it or not, speak with your manager or Alithya’s Privacy Officer before acting.

/ 58 / Situation While you are away for a long weekend, one of your colleagues is helping you on a project. Your colleague realizes after you left that he does not have access to one of the folders containing documents required for him to work, and you do not have access to Internet while away. Can you give your password to your colleague to allow him to access this specific folder? / What to do You should never give your passwords to a colleague. By doing so your colleague would get access to all of the data you have access to which may contain information he is not authorized to have access to and/or does not need to have access to. Your colleague should contact Alithya’s IT department to be granted access to the specific folder/documents.

/ 59 Insider trading It is illegal to trade in shares or other securities (e.g. buy or sell shares or exercise options) of a publicly traded corporation when you are in possession of material information that has not been publicly disclosed, and to communicate to another person (including a spouse, relative or friend) non- public material information (except in the “necessary course of business”), regardless of whether such person intends to use or trade with such information. Such illegal activities are commonly referred to as “insider tipping” and “tipping”. Insider trading and insider tipping are strictly prohibited under Alithya’s Insider Trading Policy. Material information is information that, if publicly known, is likely to have an impact on the market price or value of Alithya securities or the investment decision of a reasonable investor to buy or sell Alithya securities; it generally includes changes in corporate structure, capital structure, financial results, business and operations, acquisitions and dispositions, credit arrangements, new developments, ongoing negotiations, threatened litigation against Alithya and intended reorganizations. Please refer to Schedule A of Alithya’s Insider Trading Policy for a more comprehensive list of examples of events or information that may be considered material information. Please also refer to Schedule B of such policy for examples of permitted disclosure under the “necessary course of business” exception. These prohibitions apply to Alithya securities and also extend to the securities of Alithya’s clients or suppliers when you possess non-public material information about them.

/ 60 Our trusted way of working You are expected to: / Read, understand and comply with Alithya’s Disclosure Policy and Insider Trading Policy; / Ensure that you do not use non-public material information for your personal gain, whether directly or indirectly; and / Avoid passing along non-public material information, except to a colleague who needs to know such information and who is authorized to obtain it. Speak up Insider trading and tipping are serious offences that can lead to criminal prosecution and severe monetary fines. If you have any doubts as to whether you are in possession of material information, we strongly encourage you to consult the Chief Legal Officer and Corporate Secretary at secretariat@alithya.com before trading Alithya securities.

/ 61 / Situation You are working on a confidential new project that you understand to be a significant growth opportunity for Alithya. During a family dinner your brother-in-law asks whether Alithya would be a good investment for him. How do you respond? / What to do You cannot tell him anything about the project you are working on as that would be insider tipping. While you can describe your enthusiasm for Alithya, you should not make any recommendation to him on whether or not to buy or sell Alithya securities.

/ 62 Corporate disclosure This section should be read together with Alithya’s Disclosure Policy. As a public company, Alithya is required by law to file certain corporate information with Canadian and U.S. securities regulators. This information is also key to some of Alithya’s stakeholders. It is essential that this information be consistently complete and accurate, while being filed in due time. It is important that Alithya communicates with one voice. As such, Alithya has adopted a Disclosure Policy and established a Disclosure Committee. You cannot speak with the press or any third party (for example, shareholders) on behalf of Alithya, unless you are a designated spokesperson for Alithya or have obtained an authorization from a designated spokesperson. This is to ensure the accuracy, fairness and consistency of public disclosures made on Alithya’s behalf. In order to protect Alithya’s and our clients’ confidential information and comply with prohibitions on insider trading and tipping, you should not discuss non-public affairs outside of Alithya, except if necessary in the course of Alithya’s business and by limiting the disclosed information to that information that is necessary to be disclosed. Our trusted way of working You are expected to: / Read, understand and comply with Alithya’s Disclosure Policy; / Ensure that confidential information remains undisclosed unless permitted (see the “Confidentiality” section of this Code of Business Conduct);

/ 63 / Refer anyone (for example, investors or the media) who has questions regarding Alithya’s affairs to Investor Relations at: investorrelations@alithya.com; / Report to your manager or the Disclosure Committee any new information that you believe may constitute material information regarding Alithya that has not been publicly disclosed; / Report to your manager or the Disclosure Committee any disclosure that you believe may have been made in violation of the Code of Business Conduct or the Disclosure Policy, so that we may determine whether prompt public disclosure is required; and / Verify that information Alithya proposes to disclose is complete and accurate, if you are involved in the preparation of Alithya’s corporate disclosure (for example, financial statements and press releases) or are requested to do so by someone who is. You must not: / Speak to anyone on Alithya’s behalf unless you are properly authorized to do so; and / Discuss non-public company affairs with anyone outside Alithya, except if you are an authorized spokesperson. Speak up If you become aware of a potential wrongdoing concerning accounting or auditing matters, you must contact the Chair of the Audit and Risk Management Committee. Please refer to Alithya’s Whistleblower Policy for further information on such circumstances.

/ 64 Document management, and books and records As part of our operations, we deal with a vast quantity of documents and records. As a priority, we must comply with all legal requirements that govern the recording, processing, retention and destruction of our corporate documents and records, whether electronic, digital or physical. These requirements can vary depending on the type of document and record. If you have doubts, you should consult your manager or Alithya’s Legal Department or Chief Information Security Officer. The integrity of our records and public disclosure depends on the validity, accuracy and completeness of the information supporting the entries to our books of account. Therefore, our corporate and business records should be completed accurately and honestly. The making of false or misleading entries, whether they relate to financial results or test results, is strictly prohibited. Our records serve as a basis for managing our business and are important in meeting our obligations to customers, suppliers, creditors, employees and others with whom we do business. As a result, it is important that our books, records and accounts accurately and fairly reflect, in reasonable detail, our assets, liabilities, revenues, costs and expenses, as well as all transactions and changes in assets and liabilities. Our trusted way of working You are expected to: / Properly save and store documents to ensure their permanence and ease of access; / Ensure that confidential documents and records remain confidential (see the “Confidentiality” section of this Code of Business Conduct);

/ 65 / Ensure that all entries in Alithya’s records are accurate, complete and recorded on time; and / Read, understand and comply with Alithya’s policies on document retention and destruction. You must not: / Destroy or alter any Alithya records in anticipation of a request for those documents from any government, law enforcement or regulatory agency or a court; and / Make any misleading statements to any governmental, law enforcement or regulatory investigator.

/ 66 Above and beyond

/ 67 Community engagement This section should be read together with Alithya’s Charitable Giving Policy. Alithya seeks to be an active and contributing member of each community it does business in. Alithya believes in giving back to the community in a concrete way, not only via financial support, but also through the donation of time and resources and the personal involvement of its employees. Our trusted way of working You are expected to: / Transfer all requests for charitable donations to Alithya’s Communications Department; / Obtain authorization from Alithya’s Communications Department before using Alithya’s name in an activity or communication; and / Obtain authorization from your manager before soliciting your colleagues or any Alithya clients and business partners for charitable donations.

/ 68 Political activities Alithya does not usually intervene in the political arena, nor make political contributions of any kind. We respect, however, your right to participate in politics, as an individual, as long as you do not suggest that your activities represent or involve Alithya, and your participation (whether you are compensated or not for such participation by a non-Alithya party) does not create a conflict of interest or prejudice Alithya’s interests, reputation or image. Our trusted way of working If you choose to get involved in political activities, you are expected to: / Be consistently clear about the fact that you are not representing Alithya in any respect; / Comply with Alithya’s rules regarding gifts, entertainment and bribery prevention (see the “Gifts & other benefits” and “Anti-corruption & Anti- bribery” sections of this Code of Business Conduct); and / Inform your manager if you believe that your participation could interfere with your duties at Alithya and/or create conflicts of interest (see the “Outside activities & employment” and “Conflict of interest” sections of this Code of Business Conduct). You must not: / Use the workplace as a tribune to promote political activities or view; / Use Alithya’s assets and resources, including working hours, to work or solicit for political activities; and / Contribute Alithya’s funds to candidates or political organizations.

/ 69 Lobbying Lobbying rules are complex, constantly evolving and vary in each country, Province, State, county or municipality. They sometimes require various levels of registration and disclosure. If you have doubts, ask Alithya’s Legal department for advice before acting (see the “Ask for Advice” section of this Code of Business Conduct). Our trusted way of working You must not: / Attempt to influence any government officials or employees (legislative or executive branch government officials or agencies, whether at the federal, provincial, state or local level) through any type of communication without prior authorization from Alithya’s Legal Department and, if necessary, being properly registered as a lobbyist.

/ 70 Policies

/ 71 This Code of Business Conduct is to be read with all of Alithya’s policies including the following, which may be amended from time to time. / Charitable Giving Policy / Disclosure Policy / Employee Privacy Policy / Fit for Duty: Drugs, Prescription Drugs and /or Alcohol Use at Work Policy / Information Classification Policy / Information Security Policy / Insider Trading Policy / IS-IT Acceptable Use Policy / Prevention of Harassment in the Workplace / Physical Security Policy / Social Media Policy and Guidelines / Teleworking Policy / Whistleblower Policy

/ 72 How to reach out Whether you are looking for guidance or want to report a concern or an actual or potential violation under this Code of Business Conduct, you can contact any one of the following resources: Alithya’s Human Capital Department / Canada: human.capital@alithya.com / United States: us.humancapital@alithya.com Alithya’s Privacy Officer / +1 438-802-4983 / privacy@alithya.com Alithya’s Chief Information Security Officer / +1 438-798-0135 / security@alithya.com Alithya’s Communications Department / communications@alithya.com Alithya’s Investor Relations / investorrelations@alithya.com

/ 73 Alithya’s Legal Department / legal@alithya.com Alithya’s Chief Legal Officer and Corporate Secretary / secretariat@alithya.com Alithya’s Chair of the Audit and Risk Management Committee / +1 844-879-4778 / ethics.committee@deontol.com

/ 74 Acknowledgment and attestations form

/ 75 As a condition of your employment or mandate at Alithya, you are required to complete this form when you begin working for us or serving on Alithya’s board of directors. Thereafter, you will be asked to make periodic attestations, confirm past compliance and agree to your ongoing compliance with Alithya’s Code of Business Conduct and policies. I, the undersigned, acknowledge that I have received, read and understood the meaning and scope of Alithya’s Code of Business Conduct, and undertake to comply with its requirements. I understand that my signature below entails an undertaking to comply with all policies in effect at Alithya, as they may be amended from time to time. I also acknowledge my obligation to promptly report any actual or potential violation to Alithya’s Code of Business Conduct or any other policy. I confirm that, to the moment of signing this form, I have fully complied with Alithya’s Code of Business Conduct and all policies. Signature Date Once completed, please send this form to Alithya’s Human Capital Department at human.capital@alithya.com (Canada) or us.humancapital@alithya.com (United States).